April 13, 2009

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Craig Wilson

Re: Google Inc.

Form 10-K for the Fiscal Year ended December 31, 2008

Filed on February 13, 2009

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated March 31, 2009 (the “Comment Letter”) relating to the above-referenced filing.

Google is working expeditiously to respond to the Comment Letter. Google respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Google currently anticipates submitting a response to the Comment Letter on or before April 28, 2009.

Please do not hesitate to contact me at 650-214-1887 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours, GOOGLE INC.

/S/ KATHERINE STEPHENS
Katherine Stephens Senior Corporate Counsel

cc: Mark Fuchs